Superior Oil and Gas Co.
                           14910 Northwest 36th Street
                                 Yukon, OK 73099
                            Telephone (405) 350-0404


March 28, 2007




Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Division of Corporation Finance
Securities and Exchange Commission
101 F Street, Northeast
Washington, DC 20549

ATTENTION RAJ RAJAN

                   Re:     Superior Oil & Gas Co.
                           Form 10-KSB for fiscal year ended December 31, 2005 Form 10-QSB for quarterly period ended March 31, 2006 Form 10-QSB for quarterly period ended June 30, 2006 File No. 000-50173
                           SEC Comment Letter dated September 12, 2006

Dear Ms. Jenkins:

     With  regard  to  the   above-referenced   SEC   comment   letter  and  the
telefacsimile transmittal received from Raj Rajan yesterday, please be advised as follows:

     Superior Oil and Gas Co. acknowledges that:

          o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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U.S. Securities and Exchange Commission  2                        March 28, 2007


Sincerely,

/s/ Dan Lloyd

Dan Lloyd, President

Enclosure

Copy: Thomas J. Kenan, Esq. (w/enclosure)
      Ron Robinson, CPA (w/enclosure)